BC FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

REG TECHNOLOGIES INC.
240 – 11780 Hammersmith Place
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2.	Date of Material Change

State the date of the material change.

January 11, 2008

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

January 11, 2008

The press release relating to this material change was distributed and filed by Stockwatch and Businesswire on January 11, 2008.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) announces CEO (Company Executives Online) Clips, a series of one to two minute corporate profiles on North American companies, will feature REGI U.S. Inc and Reg Technologies Inc. on the Business News Network airing January 14 to January 20, 2008. The clip focuses on building brand awareness for RGUS and the Company’s RadMax® technology. The clip will be shown throughout BNN’s prime weekly schedule and throughout the weekend.

Item 5.	Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.
Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.
Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.	Date of Report

DATED at Richmond, British Columbia this 18th day of January 2008.

REG TECHNOLOGIES INC.

Per:	“John Robertson”
(Authorized Signatory)

John Robertson, President
(Print name and title)

SCHEDULE “A”

REG TECHNOLOGIES INC.
REGI U.S., INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

N E W S R E L E A S E

REGI U.S., Inc.
(the “Company” or “REGI”)

REGI U.S., INC. / REG TECHNOLOGIES INC. Announce
CEO Clips feature presentation airing on BNN

For Immediate Release: January 11, 2008. Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) announces CEO (Company Executives Online) Clips, a series of one to two minute corporate profiles on North American companies, will feature REGI U.S. Inc and Reg Technologies, Inc. on the BUSINESS NEWS NETWORK airing January 14 to January 20, 2008. The clip focuses on building brand awareness for RGUS and the Company’s RadMax® technology. The clip will be shown throughout BNN’s prime weekly schedule and throughout the weekend.

The clip can also be viewed online via this link: http://www.b-tv.com/i/videos/BNNRegiUS.wmv

In addition, it will be posted on Yahoo Finance Canada, MSN Finance, Stockhouse.com., and at www.ceoclips.com

ABOUT BNN

Business News Network (BNN) is Canada's only all business specialty channel. The centrepiece of the network's programming is its comprehensive real time coverage of global market activity from a Canadian perspective. BNN provides constant on screen ticker information from all major Canadian, U.S. and international stock markets and also specializes in company profiles, economic forecasting and analysis, segments on personal finance and interactive features that involve viewers.

Business News Network is received by over 4 million Canadian households through cable, direct-to-home satellite and wireless services. The network's estimated weekly reach is 4.3 million.

Key viewership groups include:

  Professionals and executives in the banking, investment and insurance sectors;
  Active, high net worth investors; and
  Self-employed entrepreneurs interested in staying in touch with the business world.

More than 50 per cent of BNN's viewers have annual household incomes of $75,000 or greater.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.